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                          Offer to Purchase for Cash
                                      by
                            Resource America, Inc.
                  up to 5,000,000 Shares of its Common Stock
   at a Purchase Price not Greater than $11.00 nor Less Than $9.00 Per Share

       THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
          12:00 MIDNIGHT, EASTERN TIME, ON TUESDAY, OCTOBER 24, 2000,
                         UNLESS THE OFFER IS EXTENDED.
                                                             September 26, 2000

To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

     Resource America, Inc., a Delaware corporation, has appointed us to act as the dealer manager in connection with its offer to purchase shares of its common stock, $0.01 par value per share. The offer is for the purchase of up to 5 million shares at a price not greater than $11.00 nor less than $9.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares.

     Resource America will determine the lowest purchase price that will allow it to buy 5 million shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the offer will be acquired at the same purchase price.

     Resource America's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

     Only shares properly tendered at prices at or below the purchase price and not properly withdrawn will be purchased. However, because of the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price will not be purchased if more than the number of shares Resource America seeks are properly tendered. Shares tendered at prices in excess of the purchase price that is determined by Resource America and shares not purchased because of proration or conditional tenders will be returned as promptly as practicable following the Expiration Date.

     Resource America reserves the right, in its sole discretion, to purchase more than 5 million shares pursuant to the offer.

     The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions.

     If at the expiration of the offer more than 5 million shares, or any greater number of shares as Resource America may elect to purchase, are properly tendered at or below the purchase price and not properly withdrawn, Resource America will buy shares first from any person (an "odd lot holder") who owned beneficially or of record an aggregate of fewer than 100 shares (not including any shares held in Resource America's Employee Stock Ownership Plan or its 401(k) Investment Savings Plan) and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on a Notice of Guaranteed Delivery, who properly tender all their shares at or below the purchase price, and then on a pro rata basis from all other shareholders who properly tender shares at prices at or below the purchase price, subject to the conditional tender provisions.

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     For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

     1. The Offer to Purchase dated September 26, 2000 and related letter to the shareholders of Resource America dated September 26, 2000 from Edward E. Cohen, Chairman, Chief Executive Officer and President of Resource America.

     2. The Letter of Transmittal for your use and for the information of your clients, together with the accompanying Substitute Form W-9. Facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender shares.

     3. The Notice of Guaranteed Delivery to be used to accept the offer and tender shares pursuant to the offer if none of the procedures for tendering shares described in the Offer to Purchase can be completed on a timely basis.

     4. A printed form of letter, which you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients' instructions with regard to the offer.

     5. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

     6. A return envelope addressed to American Stock Transfer & Trust Company, as Depositary for the offer.

     Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the offer, proration period and withdrawal rights will expire at 12:00 Midnight, Eastern time, on Tuesday, October 24, 2000, unless the offer is extended.

     Holders of shares whose certificate(s) for the shares are not immediately available or who cannot deliver the certificate(s) and all other required documents to the Depositary, or complete the procedures for book-entry transfer, before the Expiration Date must tender their shares according to the procedure for guaranteed delivery described in Section 3 of the Offer to Purchase.

     Neither Resource America nor any officer, director, shareholder, agent or other representative of Resource America will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer (other than fees paid to Friedman, Billings, Ramsey & Co., Inc., as Dealer Manager, as described in the Offer to Purchase). Resource America will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients whose shares are held by you as a nominee or in a fiduciary capacity. Resource America will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Letter of Transmittal.

     Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the offer should be addressed to D.F. King & Co., Inc., as Information Agent, at (212) 269-5550 (collect) or (800) 758-5880 (toll free).


                                  Very truly yours,

                                  Friedman, Billings, Ramsey & Co., Inc.


     NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF RESOURCE AMERICA, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.